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               [LETTERHEAD OF GENTLE DENTAL SERVICE CORPORATION]



               May 29, 1998


VIA FACSIMILE
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Division of Corporate Finance
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Attention:  Gary Tamura

     Re: Gentle Dental Service Corporation Revised Application for Withdrawal of Registration Statement, File No. 333-44037 (the "Registration Statement")

Dear Ladies and Gentlemen:

     At your request and in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Gentle Dental Service Corporation, a Washington corporation (the "Company"), hereby revises its application for withdrawal of the Registration Statement in order to request the withdrawal of the Registration Statement including all exhibits thereto.

     The Company is requesting to withdraw the Registration Statement as a result of continued delays in the Company's receipt of a required approval from the California Department of Corporations (the "DOC") in connection with the Dedicated Dental Affiliation, as described in the Registration Statement. Due to current market conditions, the Company is unable to successfully complete the public offering without the completion of this transaction. When the Company initially filed the Registration Statement, the Company anticipated that the required approval from the DOC would be received no later than February 1998.
In order for the Company to continue with its business strategy and as a result of continued uncertainty as to the timing of the DOC approval, the Company has announced that it will pursue a private placement in lieu of a current public offering.

     The private placement will include preferred stock and convertible subordinated notes to be issued to a few current significant shareholders, all of which are venture capital funds or qualified institutional buyers, and one additional qualified institutional buyer. The Company believes that this private placement complies with the Commission's February 28, 1992 Squadron, Ellenoff, Pleasant & Lehrer no action letter which permitted a private placement that was commenced after the filing of a registration statement in connection with a public offering of the same securities, provided the private placement was limited to qualified institutional buyers and no more than two or three large accredited investors.
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Division of Corporate Finance
Attention:  Gary Tamura
May 29, 1998
Page 2


     If you have any questions or require further information with regard to this application, please contact Robert I. Newton of McDermott, Will & Emery at
(949) 757-7103.

                                     Very truly yours,

                                     GENTLE DENTAL SERVICE CORPORATION


                                        /s/ MICHAEL T. FIORE
                                     By ______________________________
                                        Michael T. Fiore
                                        Chief Executive Officer